Exhibit 99.1

SaverOne and VisionWave Complete Their Strategic Transaction to Advance an RF Defense Platform

Completion of all stages brings the total strategic transaction to approximately $7 million and deepens the companies’ RF technology collaboration across defense, homeland security and critical infrastructure markets

Petah Tikvah, Israel, June 26, 2026 (GLOBE NEWSWIRE) -- SaverOne 2014 Ltd. (Nasdaq: SVRE, TASE: SVRE), a technology company specializing in advanced transportation safety and RF-based solutions, and VisionWave Holdings, Inc. (Nasdaq: VWAV), a multi-domain technology company building next-generation autonomous robotics, RF imaging, and AI-driven sensing, today jointly announced the successful completion of all stages of their strategic transaction, first announced in January 2026.

Both companies have now concluded all stages of the strategic transaction first announced in January 2026. As consideration for these stages, SaverOne received additional VisionWave shares of common stock, bringing the total consideration received by SaverOne under the transaction to approximately $7 million.

The collaboration addresses a growing global need for RF-based detection, sensing and locating solutions for defense, homeland security and critical infrastructure applications, especially where visibility is limited or conventional optical systems are less effective. The companies plan to jointly advance the integration and commercialization of these solutions for mission-critical defense and security use cases.

Recent real-world demonstrations of SaverOne’s RF sensing technologies showed capabilities including the detection of wireless signal activity in limited-visibility and non-line-of-sight scenarios. Both companies believe these capabilities can complement conventional sensing systems in applications such as counter-drone detection, threat identification, infrastructure protection, urban situational awareness and autonomous systems.

Ori Gilboa, Chief Executive Officer of SaverOne, commented: “We are very pleased to have successfully completed our strategic transaction with VisionWave. Our partnership with VisionWave is central to SaverOne’s expansion into the defense, homeland security and critical infrastructure markets. Together, we are focused on advancing the integration and commercialization of our RF-based technologies for mission-critical defense and security applications.”

Douglas Davis, Executive Chairman of VisionWave, said: “Completing this transaction marks an important milestone in VisionWave’s strategy to build an integrated sensing and autonomy technology platform. SaverOne’s RF sensing capabilities are a strong and natural complement to VisionWave’s autonomous systems, and together we believe we can deliver capabilities that are not available anywhere else in the market. We look forward to continuing to work together to bring these advanced solutions to defense and security customers worldwide.”

About SaverOne

SaverOne is a technology company specializing in advanced transportation safety and RF-based sensing solutions. The Company designs, develops and commercializes OEM and aftermarket technologies that detect, locate and analyze cellphone RF signals using proprietary hardware, software, AI and algorithms.

SaverOne’s first commercial product line is designed to prevent vehicle accidents caused by driver distraction from mobile phone use. Building on the same core RF sensing platform, the Company is also developing solutions for vulnerable road user (VRU) detection under limited-visibility and non-line-of-sight conditions, based on the cellphone footprint of pedestrians and other road users.

In 2026, SaverOne expanded the potential applications of its RF sensing technology beyond transportation through its strategic transaction with VisionWave Holdings, Inc. (Nasdaq: VWAV), focused on integrating SaverOne’s RF capabilities into defense, homeland security and critical infrastructure applications.

Learn more at https://saver.one/

About VisionWave

VisionWave Holdings, Inc. (Nasdaq: VWAV) is a defense and advanced sensing technology company developing AI-driven, RF-based sensing, autonomy, and computational acceleration technologies for defense, homeland security, and commercial infrastructure applications. VisionWave’s mission is to connect defense innovation with civilian progress through shared core technologies deployed across air, land, and fixed-site environments. The Company’s website is https://www.vwav.inc

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws that are subject to substantial risks and uncertainties. All statements, besides those of historical fact, contained in this press release are forward-looking. Forward-looking statements contained in this press release include but are not limited to, statements regarding SaverOne’s strategic and business plans, technology, relationships, objectives, and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations, and financial performance and condition and may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions. However, not all forward-looking statements contain these words. Forward-looking statements are based on SaverOne’s current expectations and are subject to inherent uncertainties, risks, and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions about future events that may not prove accurate. Many factors could cause SaverOne’s actual activities or results to differ materially from those anticipated in such forward-looking statements. Factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: market acceptance of any future defense related products; SaverOne’s planned level of revenues and capital expenditures and its ability to continue as a going concern; SaverOne’s ability to maintain its listing on the Nasdaq Capital Market; SaverOne’s plans to continue to invest in research and development to develop technology for both existing and new products; SaverOne’s intention to advance its technologies and commercialization efforts in Europe and globally; acceptance of its business model by investors; the ability to correctly identify and enter new markets; the impact of competition and new technologies; general market, political and economic conditions in the countries in which SaverOne operates; projected capital expenditures and liquidity; SaverOne’s intention to retain key employees, and its belief that it will maintain good relations with all employees; as well as other risks and uncertainties, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 27, 2026  and in subsequent filings with the SEC. Forward-looking statements in this announcement are made as of this date, and SaverOne undertakes no duty to update such information except as required under applicable law.

SaverOne Investor Relations Contact:

Ehud Helft +1 212 378 8040

saverone@ekgir.com

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